Exhibit 99.1

Hanwha SolarOne Reports Third Quarter 2013 Results

SHANGHAI, November 12, 2013 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended September 30, 2013. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Shanghai Time) on November 12, 2013. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

Third QUARTER 2013 HIGHLIGHTS

	2Q13			3Q13			Percentage Change[1]
	(RMB)		(US$)	(RMB)		(US$)	(%)
Net Revenues (Million)	1,182.8		192.7	1,135.1		185.5	-4.0
Shipments (MW)		321.2			317.8		-1.1
ASP (/W)	4.03		0.66	4.16		0.68	+3.2
Gross profit (Million)	65.3		10.6	57.8		9.4	-11.5
Gross margin (%)		5.5			5.1		-40 basis points
Operating loss (Million)	(122.1)		(19.9)	(132.7)		(21.7)	-8.7
Operating margin (%)		-10.3			-11.7		-140 basis points
Net loss (Million)[2]	(166.0)		(27.0)	(460.4)		(75.2)	-177.3
Net loss per basic ADS on a GAAP basis[2]	(1.96)		(0.32)	(5.44)		(0.89)	-177.6

1	Percentage changes are calculated based on RMB amounts to eliminate fluctuations in the exchange rate of the dollar.
2	This figure changed significantly between 2Q13 and 3Q13 due to the Company recording total non-cash charges of RMB283.4 million (US$46.3 million) from valuation allowance against deferred tax assets this quarter.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, “Our third quarter results came in largely as expected, with shipment volumes falling at the high end of our forecasted range, average selling prices continuing to improve and gross margins remaining stable before a one-time provision for EU tariffs. Our presence in three of the world’s most important markets improved with China, Japan and North America all accounting for larger percentages of our shipment volumes”.

Chairman HONG continued, “Our outlook for the final quarter of 2013 is good, with some highlights being:

1)	shipment volumes should increase in a range of 13-19% quarter-to-quarter

2)	average selling prices are stable to up and gross margins are improving

3)	we have made significant recent progress in improving our internal ingot and wafer utilization and manufacturing efficiencies

4)	we are seeing momentum in our penetration of the China market and are approaching the roll out of our downstream business( including the evaluation of a number of strategic partnerships)

5)	North America is showing positive signs including a 40 MW project in Canada

6)	our next-generation E Star II cell will begin commercial production”.

THIRD QUARTER 2013 RESULTS

•	Total net revenues were RMB1, 135.1 million (US$185.5 million), a decrease of 4.0% from RMB1, 182.8 million in 2Q13, and an increase of 17.5% from RMB966.1 million in 3Q12. The decrease in total net revenues in 3Q13 compared with 2Q13 was primarily due to slightly lower shipments.

•	PV module shipments, including module processing services, were 317.8 MW (near the high end of our 300-325 MW forecasted range), a slight decrease from 321.2 MW in 2Q13, and an increase from 239.5 MW in 3Q12.

Module revenue by shipping destination Q3 13

Country	3Q13
Japan	46%
US	12%
China	11%
South Africa	10%
Canada	5%
Korea	4%
Germany	4%
Others	8%

Module revenue by shipping destination Q2 13

Country	2Q13
Japan	34%
South Africa	20%
Germany	12%
US	7%
Korea	5%
China	4%
UK	3%
Others	15%

•	Module shipments to Japan, a market that values quality and brand, increased to 46% in 3Q13 and remained the largest destination for our modules. Shipments to the globally significant markets of China and North America continued to increase; China represented 11% of total shipments, while the US and Canada contributed 12% and 5% respectively to our geographical mix. The greater business in these markets replaced shipments to South Africa (10%) as we completed our 155MW contract. The Korea market remained solid for the Company and made up 4% of total module shipments in 3Q13, with the German market representing very similar volumes. The decline in Germany this quarter is a direct result of the new tariff structure in the EU. The Company shipped PV modules to 30 countries during 3Q13, as we continued to diversify our geographic spread. Shipments to Europe and Africa (EA) contributed 21% to total module shipments, Asia Pacific (AP) accounted for 62% and North America (NA) 17%.

•	Average selling price (“ASP”), excluding module processing services, increased to RMB4.16 per watt (US$0.68) from RMB4.03 per watt in 2Q13 and from RMB4.22 per watt in 3Q12.

•	Gross profit for 3Q13 was RMB57.8 million (US$9.4 million), compared with a gross profit of RMB65.3 million in 2Q13 and a gross loss of RMB56.1 million in 3Q12.

•	Gross margin was positive 5.1%, compared with positive 5.5% in 2Q13. The slightly lower gross margin was primarily due to higher costs. Gross margin in 3Q12 was negative 5.8%.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.64, representing a 3.2% increase from US$0.62 in 2Q13,. Our blended COGS this quarter was negatively impacted by a one-time tax payment as a result of the EU antidumping investigation in July and August. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

•	Operating loss of 3Q13 was RMB132.7 million (US$21.7 million), compared with an operating loss of RMB122.1 million in 2Q13 and an operating loss of RMB251.2 million in 3Q12. Operating margin decreased to negative 11.7% from negative 10.3% in 2Q13, compared to negative 26.0% in 3Q12.

•	Operating expenses as a percentage of total net revenues were 16.8% in 3Q13, compared with 15.8% in 2Q13 and 20.2% in 3Q12.

•	Interest expense was RMB89.3 million (US$14.6 million), compared with RMB73.3 million in 2Q13 and RMB79.9 million in 3Q12.

•	The Company recorded a net gain of RMB40.3 million (US$6.6 million), which included a foreign exchange gain and a gain from the change in fair value of derivatives in hedging activities. The Company recorded a net gain of RMB47.2 million in 2Q13 and a net gain of RMB18.1 million in 3Q12 for the foreign exchange gain and the loss from change in fair value of derivatives in hedging activities.

•	Loss from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB29.5 million (US$4.8 million), compared with a loss of RMB11.2 million in 2Q13 and a gain of RMB1.2 million in 3Q12. The fluctuations were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Income tax expense in 3Q13 was RMB254.1 million (US$41.5 million), compared with an income tax expense of RMB3.1 million in 2Q13 and income tax benefit of RMB15.8 million in 3Q12. 3Q13 income tax expense changed significantly from 2Q13 due to the Company recording total non-cash charges of RMB283.4 million (US$46.3 million) from valuation allowance against deferred tax assets this quarter.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB401.6 million (US$65.6 million), compared with a net loss attributable to shareholders of RMB130.0 million in 2Q13 and a net loss attributable to shareholders of RMB301.9 million in 3Q12.[2]

•	Net loss per basic ADS on a non-GAAP basis was RMB4.74 (US$0.78), compared with net loss per basic ADS on a non-GAAP basis of RMB1.54 in 2Q13 and net loss per basic ADS on a non-GAAP basis of RMB3.57 in 3Q12.

•	Net loss attributable to shareholders on a GAAP basis was RMB460.4 million (US$75.2 million), compared with net loss attributable to shareholders of RMB166.0 million in 2Q13 and net loss attributable to shareholders of RMB322.1 million in 3Q12.[2]

•	Net loss per basic ADS on a GAAP basis was RMB5.44 (US$0.89), compared with net loss per basic ADS of RMB1.96 in 2Q13 and net loss per basic ADS of RMB3.81 in 3Q12.[2]

•	Annualized ROE on a non-GAAP basis was negative 88.8% in 3Q13, compared with negative 25.1% in 2Q13 and negative 38.5% in 3Q12.

•	Annualized ROE on a GAAP basis was negative 86.6% in 3Q13, compared with negative 27.2% in 2Q13 and negative 36.0% in 3Q12.

FINANCIAL POSITION

As of September 30, 2013, the Company had cash and cash equivalents of RMB1,049.8 million (US$171.5 million) and net working capital of RMB591.4 million (US$96.6 million), compared with cash and cash equivalents of RMB1,418.6 million and net working capital of RMB871.3 million as of June 30, 2013. The decline in cash and cash equivalents this quarter is unrepresentative of the Company’s cash position; restricted cash increased by RMB301.6 million, reflecting the issuance of more bank drafts and letters of credit required to support our growing business. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1, 266.4 million (US$206.9 million) as of September 30, 2013, compared with RMB1, 175.1 million as of June 30, 2013.

As of September 30, 2013, the Company had total long-term debt of RMB3, 613.1 million (US$590.4 million), which is comprised of long-term bank borrowings, long-term notes and convertible bonds. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 2 to 4 years. The Company’s long-term notes are to be repaid in 3 years. Holders of the convertible bonds have the option to require the Company to redeem the notes beginning on January 15, 2015.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.
2	This figure changed significantly between 2Q13 and 3Q13 due to the Company recording total non-cash charges of RMB283.4 million (US$46.3 million) from valuation allowance against deferred tax assets this quarter.

Net cash used in operating activities in 3Q13 was RMB315.9 million (US$51.6 million), compared with net cash provided in operating activities of RMB497.7 million in 2Q13 and net cash used in operating activities of RMB322.1 million in 3Q12. The change in operating cash flow was primarily due to high accounts payable in 2Q13 as we were able to delay payments to suppliers and a change in inventories in 3Q13 as a result of anticipated higher shipments in 4Q13.

As of September 30, 2013, accounts receivable were RMB1, 018.9 million (US$166.5 million), compared with RMB1, 163.6 million as of June 30, 2013 and RMB1, 154.6 million as of September 30, 2012. Day’s sales outstanding (“DSO”) increased to 125 days in 3Q13 from 124 days in 2Q13, compared with 126 days in 3Q12. As of September 30, 2013, inventories increased to RMB793.1 million (US$129.6 million) from RMB686.8 million as of June 30, 2013, and increased from RMB757.0 million as of September 30, 2012. Day’s inventory was 62 days in 3Q13 compared with 59 days in 2Q13 and 63 days in 3Q12.

Capital expenditures were RMB65.2 million (US$10.7 million) in 3Q13.

The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has repurchased convertible bonds to the value of approximately $72 million out of US$172.5 million in face value as of September 30, 2013.

CAPACITY STATUS

As of September 30, 2013, the Company had production capacity of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company currently has no near-term plan to add additional capacity. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

•	The Company provides the following guidance based on current operating trends and market conditions.

For the fourth quarter 2013 the Company expects:

•	Module shipments of 360- 380MW.

For the full year 2013, the Company expects:

•	Module shipments between 1.2-1.4GW of which about 30-35% will be for PV module processing services

•	Capital expenditures of $75 million depending on demand and other market conditions.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter results at 8:00 AM Eastern Time (9:00 PM Shanghai Time) on November 12, 2013.

Mr. Ki-Joon HONG, Chairman and CEO; Mr. Min-Su KIM President; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004

• International dial-in Number:	+65 67239381

• China Toll Free Numbers:	8008190121
4006208038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

• U.S. Toll Free Number:	18554525696

• International dial-in Number:	+61 2 8199 0299

• China Domestic (Mandarin) Toll Free Numbers:	8008700206
4006022065

Conference ID 93343641

Encore Dates: November 12, 2013 11:00AM EST - November 20, 2013 7:59AM EST

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of September 30, 2013, which was RMB6.1200 to US$1.00, except for the conversion of Renminbi into U.S. dollars for 2Q13 which is based on the exchange rate of RMB6.1374 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of June 28, 2013. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2013 or at any other date. Percentage changes stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 3Q and full-year 2013 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.